ANTAGA INTERNATIONAL CORP

4405 Powell Ave

Montreal, QC Canada H4P 1E5

Phone: (514) 967-4372

July 7, 2011

Mr. David Link

Division of Corporate Finance

Office of Beverages, Apparel and Health Care Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Reference: Antaga International Corp

     Amendment No. 3 to

                    Registration Statement on Form S-1

                    Filed on: June 23, 2011

                    File No. 333-170091

Dear Mr. Link:

We received your letter dated July 6, 2011, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 4 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 3 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on June 23, 2011:

Risk Factors

There is no guarantee that we will compliant in the time frame estimated …, page 8

1. Please revise your risk factor to clarify the risk being addressed in both the subheading and the body of the risk factor.

We revised our risk factor to clarify the risk being addressed in both the subheading and the body of the risk factor:

THERE IS NO GUARANTEE THAT WE WILL BE COMPLIANT IN THE TIME FRAME ESTIMATED, IN WHICH CASE OUR OPERATIONS MAY BE INTERRUPTED.

There is no guarantee that we will be compliant in the time frame estimated, in which case our operations may be interrupted.

Plan of Operations, page 20

2. We note your statement in third milestone under the three month time period that “during this period we plan to introduce ourselves with the regulations and requirements, if any, for importing our products in Scandinavian countries.” Please revise your disclosure to clarify your statement. We note your response to comment 4 in our letter dated June 13, 2011 that your disclosure in the Compliance with Government Regulations section addresses all the regulations in Sweden and Finland regarding importing and distributing our nutritional health supplements.

We revised our disclosure to clarify our statement.

This letter responds to all comments contained in your letter dated July 6, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Attention: Georgi Parrik
Email: antaga@ymail.com

Telephone: (514) 967 4372

Thank you.

Sincerely,

/S/ Georgi Parrik

Georgi Parrik, President